CHINA FORESTRY INDUSTRY GROUP, INC.

Jun Yue Hua Ting, Building A
3rd Floor, Unit -1, #58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

August 18, 2011

By EDGAR Transmission

Larry Spirgel,
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc.
Form 8-K/A
Filed June 9, 2011
File No. 000-52843

Dear Mr. Spirgel,

On behalf of China Forestry Industry Group, Inc., formerly, Phoenix Energy Resource Corporation (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced periodic report, set forth in the Staff’s letter, dated June 23, 2011.

We understand and agree that:

(a)        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)        the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Our Corporate History and Background, page 4

1.	We note your response to comment seven from our letter dated April 1, 2011 and we reissue in part. Please revise this section to account for the Guizhou Yinyan Wood Company Limited in your corporate history and structure and how it came to hold the “Silvan” trademark.

Response: We have revised our disclosure under “Our Corporate History and Background” in Amendment No. 5 to Form 8-K (the “Amendment”) and added a section of “Establishment and Acquisition of Silvan Flooring” to disclose our relationship with Guizhou Yinyan Wood Company Limited and how we came to hold the “Silvan” trademark.

Division of Corporation Finance
August 18, 2011

Reverse Acquisition of Bingwu Forestry, page 4

2.	We note your response to comment three from our letter dated April 1, 2011 and we reissue in part. Please revise your disclosure to provide the substance of your response to comment four in our letter dated February 11, 2011. Provide a discussion that incorporates the substance of the table previously provided to discuss how you reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC.

Response: We have revised our disclosure under “Our Corporate History and Background” and added a section “Background and History of Bingwu Forestry and Aosen Forestry” to provide a detailed discussion of how we reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC.

3.	You disclose on page four that Mr. Yulu Bai sold his entire ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. On page 10, you disclose that Mr. Bai disposed of his interest in GST to a third party purchaser on September 29, 2009. Please explain this inconsistent disclosure.

Response: Mr. Yulu Bai transferred all of his ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. It was a mistake to state that he disposed his ownership interest in GST to a third party purchaser on September 29, 2009. We have corrected such disclosure from the Amendment.

Our Growth Strategy, page 6

4.

You disclose that one of your growth strategies is to expand your “affiliate flagship stores.” Please explain how these retail stores are affiliated or revise your references to “affiliate stores” throughout your disclosure. In this regard, it appears from your disclosure elsewhere that neither you nor any affiliates have the land use rights to lease these stores.

Response: We have revised our disclosures and removed the references to “affiliate”.

Our Products, page 7

5.	Please update your disclosure regarding the percentage of revenues attributable to the sale of laminated flooring products and the sale of fiber boards to also provide the percentages for the fiscal year ended December 31, 2010. Similarly, update your disclosure throughout the documents, such as the percentage of your raw material supply obtained through the procurement of wood and wood byproducts in the first paragraph on page 10.

Response: As we stated in the Explanatory Note at the beginning of the Amendment, this Amendment does not reflect events occurred after the original Form 8-K was filed on November 1, 2010 or update those disclosures, we, therefore, did not update our disclosures up to December 31, 2010. However, to enhance our disclosures, in this Amendment we disclosed the percentages of revenues attributable to the sale of laminated flooring products and the sale of fiber boards for the nine months ended September 30, 2010. In addition, we provided the percentage of our raw material supply obtained through the procurement of wood and wood byproducts for the nine months ended September 30, 2010.

Division of Corporation Finance
August 18, 2011

Raw Materials and Suppliers, page 9

6.	With regard to the 2,250 hectares of land you purchased, please disclose what is currently located on the land. For example, you state that the land is eucalyptus forest land. Disclose the extent to which this land contains eucalyptus trees and the extent to which you intend to plant or cultivate eucalyptus trees or other wooded plants. Discuss what is involved with cultivating and harvesting raw materials from the land. Disclose what trees or plants you intend to harvest as soon as late 2012. In your Management’s Discussion and Analysis, discuss the anticipated costs for developing and harvesting this land.

Response: We have revised the disclosure under this heading according to the Staff’s comment.

Competition, page 10

7.	Disclose who has the land use rights and other required rights to the land that is covered by the joint management agreements with local farmers. Disclose the location of the land and the number of farmers with whom you have joint management agreements. Disclose the termination provisions of the agreements. Disclose the farmers’ obligations under the agreements and your ability to enforce the agreements. Disclose whether you are required to register the agreements and if so, disclose the status of the registrations and identify the relevant PRC governmental authority.

Response: We have revised our disclosures according to Staff’s comment. Please be advised that the agreements do not have termination provisions and the parties may extend the term of the agreement upon expiration through negotiation.

Sales and Marketing, page 11

8.	We note that you market your products at five branch offices. Please revise your disclosure to discuss whether these branch offices are registered with the appropriate provincial or local PRC government authorities.

Response: We have revised our disclosures and disclosed that these five branch offices have been registered with the appropriated local government authorities.

Employees, page 12

9.	In the last paragraph of this section you state that you are required by Chinese law to make monthly contributions to a state pension plan to cover employees in China with various forms of social insurance. Please revise this section to discuss whether your contributions are up to date and, if not, why not.

Response: We have revised our disclosures under the heading “Employees” and disclosed that we believe that the company is in material compliance with the relevant Chinese laws by timely making monthly contributions to a state pension plan to cover its employees.

PRC Government Regulations, page 13

General Regulations of Business, page 13

Division of Corporation Finance
August 18, 2011

10.	Please disclose specifically how you have complied with the Laws of Wholly Foreign Owned Enterprises. For example, disclose when your WFOEs obtained the approval certificate from MOFCOM, the amount of your capital contribution and the schedule of payments for the capital contributions, when you registered with the PRC local foreign exchange bureau and when you opened a foreign exchange account.

Response: We have revised our disclosure according to the Staff’s comments as follows:

On June 18, 2010, Aosen Forestry obtained the “Certificate of Approval with Foreign, Taiwan, Hong Kong, and Macau Investment” issued by the Guizhou Province MOFCOM and a new business license was issued to Aosen Forestry on July 12, 2010. Aosen Forestry has a registered capital of RMB 100 million. The acquisition price of RMB 16,963,000 (approximately $2.48 million) was all paid. The company opened a foreign exchange account with the approval of the PRC local foreign exchange bureau on August 4, 2010.

Patent Protection in China, page 15

11.	We note your disclosure regarding intellectual property protection in China including several international conventions that the PRC is a signatory. Please revise your disclosure to plainly state here and in your Risk Factor section that, because China has historically not protected a company’s intellectual property to the same extent as the United States, a company doing business in China faces an increased risk of intellectual property piracy.

 Response: We have revised our disclosures according to the Staff’s comments.

Dividend Distributions, page 17

12.	We note your response to comment eight from our letter dated April 1, 2011 and reissue in part. Please disclose why you plan to wait to fund the reserve fund in the second half of 2011 and not sooner. Disclose any penalties and fines to which you may be subject for non-compliance with this requirement under PRC law. Additionally, please revise your disclosure in Management’s Discussion and Analysis to discuss and quantify your past and current actions of not funding your reserve fund, and the impact of the future planned payment in the second half of 2011.

Response: We have revised our disclosures and stated that we failed to timely allocate the required amount of after-tax profits to the statutory general reserve fund. As a result, we could be ordered by the local government to make up the balance from previous years and may be subject to a fine up to RMB 200,000. We plan to allocate the appropriate amount to the general statutory fund as soon as our working capital situation allows. We have also revised our disclosure in Management’s Discussion and Analysis and disclosed that we are subject to the requirement of allocating certain amount of after-tax profits to the statutory general reserve fund and we are required to allocate an aggregate of RMB 11,890,223 (approximately $1.83 million) to our fund as of June 30, 2011.

Division of Corporation Finance
August 18, 2011

Mergers and Acquisitions, page 18

13.	We note your response to comment 10 from our letter dated April 1, 2011 and reissue. Please revise your disclosure to provide a full discussion of the basis for PRC legal counsel’s opinion that the acquisition of Aosen Forestry by Bingwu Forestry, including the Option Agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment. For example, you have not provided analysis of why the fact that the company is not a party to the option agreement would not be covered by “any direct arrangement or series of arrangements which achieves the same effect.” You have also not provided an analysis of the significance under PRC law of the fact that Mr. Bai’s option to acquire control of the company will not vest until “12 months following the acquisition.” Please provide legal analysis including the application of the relevant law to the facts present here.

Response: The opinion of our PRC counsel was based on the express, but not detailed language of the 2006 PRC Provisions on the Acquisition of Domestic Enterprises by Foreign Investors, also known as Circular 10, which deal with round trip investments in Article 11. That Article requires that approvals from the national-level Ministry of Commerce be obtained in situations where a PRC person or company acquires, in the name of a foreign company established or controlled by it, a domestic PRC company with which it is connected. Article 11 also contains a general warning against “circumventing” this requirement by use of a foreign invested entity established in the PRC “or other means.”

In this case our PRC counsel was of the opinion that the explicit language of Article 11 was satisfied because Bingwu Forestry, the non-PRC “foreign company” in this situation, was established by Ren Ping Tu, an individual holding a Canadian passport and holding no equity or management position with Aosen Forestry. Bingwu Forestry was still wholly owned and controlled by Ms. Tu at the time of its acquisition of Aosen Forestry, our PRC operating entity. Our PRC counsel therefore was of the opinion that Bingwu Forestry was not established by a PRC person and not controlled by a PRC person at the time of the acquisition. It therefore was not necessary to reach the question of whether Ms. Tu was “connected with” Aosen Forestry; but if it had been, the conclusion of our PRC counsel was that she was not so “connected” for purposes of Article 11. As we have disclosed, Ms. Tu is the wife of Mr. Yulu Bai, a principal shareholder of Aosen Forestry at the time of its transfer to Bingwu Forestry. We appreciate that US authorities might view this relationship as giving Mr. Bai indirect ownership or control over his wife’s company. However, we have been advised that there is no administrative or judicial guidance in the PRC which would suggest this result. Nor is there any such guidance as to what the phrase “other means” in Article 11 is intended to encompass. Finally, as a general interpretive principle in China, what the law does not prohibit is taken to be permitted. For all these reasons, our PRC counsel concluded that the acquisition of Aosen Forestry by Bingwu Forestry was not captured by Article 11.

Nevertheless, as a company making disclosures under US securities laws, we felt it was appropriate to include a risk factor going to this issue. Our risk factor makes clear that, although we have been advised by competent counsel that the acquisition of Aosen Forestry by Bingwu Forestry complied with the requirements of Circular 10, the law and the regulations in China are not well settled, and it is at least possible that the PRC authorities could reach a conclusion contrary to the one reached by our PRC counsel.

We have also revised our disclosures in the Amendment accordingly.

Division of Corporation Finance
August 18, 2011

Risk Factors, page 19

Risks Related to Our Business, page 19

We depend upon commercial relationships with three major customers..., page 19

14.	You disclose that you have commercial arrangements with eight flagship stores owned and controlled by GST and its affiliates. Please revise this statement to be consistent with disclosure on page 40 that five of your flagship stores are leased by GST and its affiliates.

Response: We have revised this disclosure in the Amendment in accordance with the Staff’s request.

Our business could be adversely affected by reduced levels of cash..., page 20

15.	Please revise this risk factor to briefly discuss in greater detail the covenants in place as related to your credit agreements totaling $4,535,830 as of December 31, 2010.

Response: We have revised this risk factor and briefly discussed the typical covenants that we are subject to under these credit agreements.

Management’s Discussion and Analysis..., page 31

Result of Operations, page 32

16.	We note your response to comment 20 from our letter dated April 1, 2011. However, in your response and in your disclosure on page 32 you state why you had low revenue related to your fiber sheets for the third quarter ended September 30, 2010. You state that most of the sales were eliminated in consolidation. However, you do not discuss why the high revenues earned prior to the third quarter (first two quarters of 2010) did not continue. Disclose whether you lost one or more major customers. You should also discuss your expectation for the future. As noted in our prior comment, please include discussion of future trends and uncertainties related to your product lines. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: We have revised this disclosure in the Amendment in accordance with the Staff’s request.

Obligations under Material Contracts, page 37

17.	We note your response to comment 12 from our letter dated April 1, 2011. You disclose that you structured the transfer to Aosen Forestry of the forestry rights to 2,250 hectares of land in Guizhou Province in the manner that you did because Aosen Forestry did not wish to increase its registered capital. Please disclose why Aosen Forestry would have been required to increase its registered capital if Mr. Qin Shi had directly transferred the forestry rights to Aosen Forestry. Disclose how inserting Mr. Yulu Bai into the transaction meant that Aosen Forestry did not have to increase its registered capital. Disclose why PRC law did not require the registration of the transfer from Mr. Shi to Mr. Bai before the transfer from Mr. Bai to Aosen Forestry.

Division of Corporation Finance
August 18, 2011

Response: As we disclosed in our responses to comment 12 in our letter dated April 1, 2011, the land use right was originally held by Mr. Qin Shi. In 2009, we concluded that it was advisable for our Company to obtain the land use right from Mr. Shi. The parties discussed the possibility of Mr. Shi transferring the land use right to the Company in exchange for cash and also in exchange for an equity ownership interest in our Company. The Company determined that a purchase of the land use rights for cash was not feasible because Mr. Shi insisted upon a lump sum cash payment in the amount of 40 million as consideration for such right. This was not acceptable to the Company because, at the time, the Company did not have ample funds to make such a payment. As an alternative, the parties discussed the possibility of Mr. Shi contributing the land use rights as a capital contribution in exchange for an equity interest in the Company. While this was acceptable to the Company in principle as an economic matter, the Company determined that it was too burdensome from an administrative perspective because the Company would have to take formal steps to increase its registered capital, which would include amending the Company’s articles of association and altering registration with local administration of industry and commerce. Accordingly, the Company decided not to pursue this course of action to acquire the land use right. Instead, Mr. Bai acquired the land use right from Mr. Shi in exchange for shares of the Company's stock owned by Mr. Bai which equally a 12.8% ownership interest in Aosen Forestry. Mr. Bai subsequently transferred the land use rights to the Company in exchange for RMB 40,000,000. Unlike Mr. Shi, Mr. Bai was willing to accept payment in several installments. As a result, Aosen Forestry did not need to increase its registered capital.

In addition, as we disclosed before, due to the close timing of the above transactions, the land use right was never recorded in Mr. Bai’s name. Instead, the right was transferred directly from Mr. Shi to Aosen Forestry. Therefore, only the transfer of the land use right from Mr. Shi to Aosen Forestry was registered and approved by the government of Liping County, Guizhou Province.

Properties, page 40

18.	In this section you state that you have not received the applicable government housing permits for your employee housing. Please revise your disclosure to briefly discuss what steps you have taken to receive approval from the PRC government. For example, disclose whether and when you have submitted the relevant applications. If you have not taken any steps to receive approval, please discuss why.

Response: We have revised our disclosure and explained that we have not received the applicable government housing permits for our employee housing because under relevant Chinese laws, we are not allowed to obtain government housing permits without the land use right over the land where our employee apartments are located. We are still in the process of applying for land use rights over the land which houses our production facilities and employees.

Directors and Executive Officers, Promoters and Control Persons, page 43

Directors and Executive Officers, page 43

19.	Please revise the biography of Mr. He, your Chief Financial Officer, to briefly discuss his experience, if any, with U.S. GAAP. If he has none, please disclose his lack of experience with U.S. GAAP here. Lastly, please revise this section to discuss Mr. He’s business experience for the last five years. We note he began as senior finance manager with Aosen Forestry in September 2007, or less than four years ago. Refer to Item 401(e) of Regulation S-K

Response: We have revised the biography of Mr. He according to the Staff’s comment. Since Mr. He graduated from college in July 2007, he only has four-year business experience.

Division of Corporation Finance
August 18, 2011

Financial Statements, page F-1

20.	It appears that China Bingwu Forestry Group Limited and Subsidiaries Consolidated Financial Statements for the nine months ended September 30, 2010 and 2009 have been restated. As a result, you should disclose on the face of the revised balance sheets, statements of operations and cash flows that the information is restated. In the notes to the financial statements describe the revisions and provide the disclosures required by ASC 250-10-50-7. Also, discuss the restatement and its effect in the explanatory note to your amendment.

Response: We have disclosed on the face of the revised balance sheets, statements of operations and cash flows that the information is restated. In the notes to the financial statements, we also described the revisions and provided the disclosures required by ASC 250-10-50-7.

In addition, we discussed the restatement and its effect in the explanatory note to the Amendment.

Consolidated Statements of Cash Flows, page F-6

21.	We note your response to comment 16 from our letter dated April 1, 2011. However, we are still unclear why additional paid in capital would be recorded as a line item in cash flows from financing activities. Please explain in detail what it relates to and why you believe it is appropriate to record it in cash flows from financing activities. Furthermore, you state that this balance relates to historical figures of PNXE. It is not clear to us why you would show historical figures of PNXE, the legal acquirer, versus showing the historical figures of China Bingwu Forestry Group Limited (CBF), the accounting acquirer. Please explain in detail.

Response: The additional paid in capital is the additional contributions from stockholders and can be used as consideration for capital stock if the capital stock increases subsequently. As the additional paid in capital are financial resources from the stockholders, we record it as a line item in cash flows from financing activities in the consolidated statements of cash flows.

The figure of additional paid in capital in the consolidated statements of cash flows for the nine months ended September 30, 2010 is the historical figure of PNXE and the historical figures of PNXE should not be included in the consolidated financial statements, so we have eliminated all the historical figures of PNXE in the revised consolidated financial statements.

Note 2. 4. Basis of Consolidation, page F-8

22.	We note your response to comment 17 from our letter dated April 1, 2011. However, your disclosure in the fourth and fifth paragraphs on page F-8 still states that the business combination of CBF and QAF was accounted for as a reverse merger. Please revise in this filing and all future filings.

Response: We have revised our disclosure and stated that the business combination of CBF and QAF was accounted for as entities under common control in the Amendment and will do so in all future filings.

Division of Corporation Finance
August 18, 2011

23.	In addition, you state that the majority of shareholders of CBF and QAF are the same people. In this regard, disclose the names of the majority shareholders of QAF and CBF and their ownership percentages of each company. If they are related parties, disclose how they are related. Also, disclose details regarding the options held by QAF stockholders and whether these options have been exercised.

Response: We have revised our disclosure and included the names of the majority shareholders of QAF and CBF, their ownership percentages of each company and how they are related. We also disclosed the details regarding the options held by QAF stockholders and whether these options have been exercised.

Note 3. Income Taxes, page F-19

24.	It appears that your effective income tax rate is not zero percent as currently presented. As such, please provide a reconciliation of the statutory rate to the effective rate. Provide all income tax disclosure in accordance with ASC 740-10-50.

Response: We have provided a reconciliation of the statutory rate to the effective rate and provided all income tax disclosures in accordance with ASC 740-10-50.

Note 17. Commitments and Contingencies, page F-25

25.	We note your statement on page 40 that, “We sell some of our products through eight flagship stores which are operated under lease agreements...,” and “We are in process of transferring the leases of all the flagship stores to Silvan Flooring. The aggregate monthly payments under these leases total $9,249.” In this regard, please tell us why you state that, “Total lease expense for the three months ended September 30, 2010 and September 30, 2009 were $nil.”

Response: There was no lease expense for the three months ended September 30, 2010 and 2009. The leases of the stores were signed under GST, our former joint venture partner, and other non GST parties and lease payments were paid by these parties. We are in the process of transferring the leases of all the flagship stores to Silvan Flooring. During the quarter ended December 31, 2010 and March 31, 2011, two of the store leases were transferred under QSTF and QSTF would be responsible for the lease payment starting from July 2011. The leases for the remaining stores will be gradually transferred to QSTF during the year 2011.

Division of Corporation Finance
August 18, 2011

26.	We note your disclosure on page F-20 of your Form 10-Q filed on May 23, 2011 that, “On August 25, 2006, the Company signed a contract for property under construction, totaling $9,537,975 (RMB 62,665,450). During the three months ended March 31, 2011 and as of March 31, 2011, the Company paid $6,468,699 (RMB 42,500,000) was recorded in deposits and prepaid expenses. The remainder $3,069,276 (RMB 20,165,450) will be paid by the end of 2011.” Please include similar discussion regarding this contract in this filing. Also include this contractual obligation in your Contractual Obligations table on page 37 of this filing.

Response: We have included similar discussion regarding this contract in the revised financial statements. We also included this contractual obligation in our disclosure under the heading “Obligations under Material Contracts” of the Amendment.

* * *

Division of Corporation Finance
August 18, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

China Forestry Industry Group, Inc.

By: /s/ Yulu Bai
Yulu Bai
Chief Executive Officer

Cc: Joseph R. Tiano, Esq.